Exhibit 99

April 13, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Earnings call in relation to the audited standalone and consolidated financial results of HDFC Bank Limited (“the Bank”) for the quarter and year ended March 31, 2026

In continuation to our intimation regarding convening of a board meeting for approval of audited standalone and consolidated financial results of the Bank for the quarter and year ended March 31, 2026 (“the financial results”), we wish to inform you that the Bank will host an earnings call with analysts and investors at 18:00 hours (IST) on Saturday, April 18, 2026, wherein the senior management of the Bank will discuss the said financial results with the participants.

Conference call- Dial in information:

Date	April 18, 2026
Time	18:00 hours (IST)
India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230
International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448
Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/
Nature of the meeting	Group meeting

An audio recording of the conference call would be available on the Bank’s website in due course.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight